SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29169; 812-13749]

The Chile Fund, Inc.; Notice of Application

March 8, 2010

Agency: Securities and Exchange Commission ("Commission").

Applicant: The Chile Fund, Inc. (the "Fund").

Actions: Notice of application for an order under section 17(b) of the Investment Company Act of 1940 (the "Act") for an exemption from section 17(a) of the Act.

Summary of Application: Applicant seeks an order that would permit in-kind repurchases of shares of the Fund held by certain affiliated shareholders of the Fund.

Filing Dates: The application was filed on January 29, 2010, and amended on March 5, 2010. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on March 29, 2010, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicant, c/o Aberdeen Asset Management Inc., 1735 Market Street, 32nd Floor, Philadelphia, PA 19103.

For Further Information Contact: Bruce R. MacNeil, Senior Counsel, at (202) 551-6817, or Julia Kim Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

1.   The Fund, a Maryland corporation, is registered under the Act as a closed-end management investment company. The Fund's investment objective is to seek total return by investing primarily in Chilean equity and debt securities. Applicant states that under normal circumstances it invests at least 80% of its net assets in Chilean equity and debt securities.[1] Shares of the Fund are listed and trade on the NYSE AMEX. Aberdeen Asset Management Investment Services Limited (the "Adviser"), an investment adviser registered under the Investment Advisers Act of 1940, serves as the investment adviser to the Fund.

2.   The Fund proposes to repurchase 25% of its outstanding shares at 99% of net asset value ("NAV") on an in-kind basis with a pro rata distribution of the Fund's portfolio securities (with exceptions generally for odd lots, fractional shares, and cash items) (the "In-Kind

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[1] Applicant states that as of September 30, 2009, approximately 99.4% of its assets were invested in equity securities of Chilean issuers, 96.9% of which were listed on the Santiago Stock Exchange.

Repurchase Offer"). The In-Kind Repurchase Offer will be made pursuant to section 23(c)(2) of

the Act and conducted in accordance with rule 13e-4 under the Securities Exchange Act of 1934.

3.   Applicant states that the In-Kind Repurchase Offer is designed to accommodate the

needs of shareholders who wish to participate in the In-Kind Repurchase Offer and long-term

shareholders who would prefer to remain invested in a closed-end investment vehicle. Under the

In-Kind Repurchase Offer, only participating shareholders will pay U.S. Federal taxes on the

gain on appreciated securities distributed in the In-Kind Repurchase Offer. Non-participating

shareholders would avoid the imposition of a significant Federal tax liability, which would occur

if the Fund sold the appreciated securities to make payments in cash. Applicant further states

that the In-Kind Repurchase Offer's in-kind payments will minimize market disruption, while

allowing the Fund to avoid a cascade of distributions, required to preserve its tax status, that

would reduce the size of the Fund drastically. Applicant requests relief to permit any common

shareholder of the Fund who is an "affiliated person" of the Fund solely by reason of owning,

controlling, or holding with the power to vote, 5% or more of the Fund's shares ("Affiliated

Shareholder") to participate in the proposed In-Kind Repurchase Offer.

Applicant's Legal Analysis:

1.   Section 17(a) of the Act prohibits an affiliated person of a registered investment

company, or any affiliated person of the person, acting as principal, from knowingly purchasing

or selling any security or other property from or to the company. Section 2(a)(3) of the Act

defines an "affiliated person" of another person to include any person who directly or indirectly

owns, controls, or holds with power to vote 5% or more of the outstanding voting securities of

the other person. Applicant states that to the extent that the In-Kind Repurchase Offer could be

deemed the purchase or sale of securities by an Affiliated Shareholder, the transactions would be prohibited by section 17(a). Accordingly, applicant requests an exemption from section 17(a) of the Act to the extent necessary to permit the participation of Affiliated Shareholders in the In-Kind Repurchase Offer.

2.   Section 17(b) of the Act authorizes the Commission to exempt any transaction from the provisions of section 17(a) if the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the transaction is consistent with the policy of each registered investment company and with the general purposes of the Act.

3.   Applicant asserts that the terms of the In-Kind Repurchase Offer meet the requirements of sections 17(b) of the Act. Applicant asserts that neither the Fund nor an Affiliated Shareholder has any choice as to the portfolio securities to be received as proceeds from the In-Kind Repurchase Offer. Instead, shareholders will receive their pro rata portion of each of the Fund's portfolio securities, excluding (a) securities which, if distributed, would have to be registered under the Securities Act of 1933 ("Securities Act"), and (b) securities issued by entities in countries which restrict or prohibit the holding of securities by non-residents other than through qualified investment vehicles, or whose distributions would otherwise be contrary to applicable local laws, rules or regulations, and (c) certain portfolio assets that involve the assumption of contractual obligations, require special trading facilities, or may only be traded with the counterparty to the transaction. Moreover, applicant states that the portfolio securities to be distributed in the In-Kind Repurchase Offer will be valued according to an objective, verifiable standard, and the In-Kind Repurchase Offer is consistent with the investment policies of the Fund. Applicant also believes that the In-Kind Repurchase Offer is consistent with the general purposes of the Act because the interests of all shareholders are equally protected and no

Affiliated Shareholder would receive an advantage or special benefit not available to any other shareholder participating in the In-Kind Repurchase Offer.

Applicant's Conditions:

Applicant agrees that any order granting the requested relief will be subject to the following conditions:

1.   Applicant will distribute to shareholders participating in the In-Kind Repurchase Offer an in-kind pro rata distribution of portfolio securities of applicant. The pro rata distribution will not include: (a) securities that, if distributed, would be required to be registered under the Securities Act; (b) securities issued by entities in countries that restrict or prohibit the holdings of securities by non-residents other than through qualified investment vehicles, or whose distribution would otherwise be contrary to applicable local laws, rules or regulations; and (c) certain portfolio assets, such as derivative instruments or repurchase agreements, that involve the assumption of contractual obligations, require special trading facilities, or can only be traded with the counterparty to the transaction. Cash will be paid for that portion of applicant's assets represented by cash and cash equivalents (such as certificates of deposit, commercial paper and repurchase agreements) and other assets which are not readily distributable (including receivables and prepaid expenses), net of all liabilities (including accounts payable). In addition, applicant will distribute cash in lieu of fractional shares and accruals on such securities. Applicant may round down or up the proportionate distribution of each portfolio security to the nearest round lot amount so as to eliminate an odd lot prior to distribution and will distribute the

remaining value of the odd lot, if any, in cash. Applicant may also distribute a higher pro rata

percentage of other portfolio securities to represent such fractional shares and odd lots.

2.   The securities distributed to shareholders pursuant to the In-Kind Repurchase

Offer will be limited to securities that are traded on a public securities market or for which

quoted bid and asked prices are available.

3.   The securities distributed to shareholders pursuant to the In-Kind Repurchase

Offer will be valued in the same manner as they would be valued for purposes of computing

applicant's net asset value, which, in the case of securities traded on a public securities market

for which quotations are available, is their last reported sales price on the exchange on which the

securities are primarily traded or at the last sales price on a public securities market, or, if the

securities are not listed on an exchange or a public securities market or if there is no such

reported price, the average of the most recent bid and asked price (or, if no such asked price is

available, the last quoted bid price).

4.   Applicant will maintain and preserve for a period of not less than six years from

the end of the fiscal year in which the In-Kind Repurchase Offer occurs, the first two years in an

easily accessible place, a written record of the In-Kind Repurchase Offer that includes the identity of each shareholder of record that participated in the In-Kind Repurchase Offer, whether

that shareholder was an Affiliated Shareholder, a description of each security distributed, the

terms of the distribution, and the information or materials upon which the valuation was made.

For the Commission, by the Division of Investment Management, under delegated

authority.

Florence E. Harmon
Deputy Secretary